SeaSpine Holdings Corporation
5770 Armada Drive
Carlsbad, CA 92008

August 22, 2016

VIA EDGAR

Caleb French
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     SeaSpine Holdings Corporation
Registration Statement on Form S-3
Filed August 11, 2016
File No. 333-213089

Dear Mr. French:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of SeaSpine Holdings Corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on August 24, 2016, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Cheston J. Larson, Esq. of Latham & Watkins LLP at (858) 523-5435. Thank you for your assistance and cooperation in this matter.

Very truly yours,

SEASPINE HOLDINGS CORPORATION

By:     /s/ Patrick L. Keran
Patrick L. Keran
General Counsel and Secretary

cc:    Cheston J. Larson, Esq., Latham & Watkins LLP
Kevin C. Reyes, Esq., Latham & Watkins LLP